Exhibit 99.1

FangDD Reports First Half 2022 Unaudited Financial Results

Shenzhen, China, Aug. 31, 2022 (Globe Newswire) - Fangdd Network Group Ltd. (NASDAQ: DUO) (“FangDD” or “the Company”), a leading property technology company in China, today announced its unaudited financial results for the six months ended June 30, 2022.

First Half 2022 Financial Highlights

●	The Company ceased business cooperation with high credit risk developers, which resulted in a 79.1% decrease in revenue to RMB144.8 million (US$21.6 million) for the six months ended June 30, 2022 from RMB692.5 million for the same period of 2021.

●	Net loss for the six months ended June 30, 2022 decreased by 21.2% to RMB192.1 million (US$28.7 million) from RMB243.9 million for the same period of 2021.

●	Non-GAAP net loss[1] for the six months ended June 30, 2022 was 182.9 million (US$27.3 million), compared to non-GAAP net loss of RMB220.9 million for the same period of 2021.

First Half 2022 Operating Highlights

●	The number of closed-loop agents[2] was 9.4 thousand for the six months ended June 30, 2022, representing a decrease of 74.9% from 37.4 thousand for the same period of 2021.

●	Total closed-loop GMV[3] facilitated on the Company’s platform decreased by 81.2% to RMB11.2billion (US$1.7 billion) for the six months ended June 30, 2022 from RMB59.5 billion for the same period of 2021. New property and resale property contributed RMB9.2 billion (US$1.4 billion) and RMB2.0 billion (US$0.3 billion), respectively, to the total closed-loop GMV in the first half 2022. The decline in closed-loop GMV was mainly due to the continued downturn status of real estate market and the corresponding measures that the Company has taken to reduce its business scale, including cessation of business cooperation with high credit risk developers to avoid further losses caused by developer credit risk.

1 Non-GAAP net loss is defined as net loss excluding share-based compensation expenses. For more information on these non-GAAP financial measures, please see the section captioned “Non-GAAP Financial Measures” and the tables captioned “Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this release.

2 Closed-loop agents refer to real estate agents who have completed closed-loop transactions in the Company’s marketplace under the Company’s monitoring and control. Closed-loop transactions refer to property transactions in which the major steps are completed or managed by real estate agents in the Company’s marketplace.

3 “Closed-loop GMV” refers to the GMV of closed-loop transactions facilitated in the Company’s marketplace during the specified period. Closed-loop transactions refer to property transactions in which the major steps are completed or managed by real estate agents in the Company’s marketplace.

1

Mr. Xi Zeng, Chairman and Chief Executive Officer of FangDD, commented, “In the first half of 2022, new property sales decreased by 28.9% year-over-year in China, which represents the largest decline in the recent two decades, and the real estate industry is exposed to accelerating risks of a sharp downward trend. With the relaxation of property market cooling measures, the market is expected to bottom out. In the first half of 2022, the Company continued to control risks and seek development to survive the market downturn. Going forward, the Company will strengthen cooperation with high-quality developers, improve account-receivables management, and ensure healthy cash flow. At the same time, the Company will continue to explore the second growth curve in digitalization and asset services.”

Ms. Jiaorong Pan, Chief Operating Officer of FangDD, added, “In sustained downturn of the real estate market in China, the Company continued to implement the strategy of reducing cost and improving efficiency, and the effect gradually emerged. In the first half of 2022, cost of revenue decreased by 76.5% and net loss narrowed gradually. The Company will continue to enhance its operational capabilities, improve the ability to resist risks, and be ready to embrace market changes.”

First Half 2022 Financial Results

REVENUE

Revenue for the six months ended June 30, 2022 decreased by 79.1% to RMB144.8 million (US$21.6 million) from RMB692.5 million for the same period of 2021. The decrease was mainly due to the decrease in total closed-loop GMV facilitated on the Company’s platform by 81.2% to RMB11.2 billion (US$1.7 billion) for the six months ended June 30, 2022 from RMB59.5 billion for the same period of 2021, which in turn resulted from i) the continued property market downturn and the Company’s actions to cease business cooperation with high credit risk developers to avoid further losses caused by developer credit risk, ii) the resurgence of COVID-19 outbreaks in China, which caused strict containment measures by the government to prevent the spread of the virus and as a result significantly affected the Company's business development, and iii) the measures that the Company has taken to reduce its business scale of new property and resale property transaction service business to minimize its exposure to the systematic risk of real estate industry in the continued downturn.

Despite the current challenges, the Company has continued to optimize its revenue mix and prioritized the value-added services and new business initiatives, including its SaaS solutions for various platform participants. Revenue from SaaS solutions increased by 7.3% to RMB3.18 million (US$0.48 million) in the first half of 2022 from RMB2.97million for the same period of 2021. The increase was primarily attributable to an increase in the number of new property projects which we provide SaaS solutions for developers.

COST OF REVENUE

Cost of revenue for the six months ended June 30, 2022 decreased by 76.5% to RMB140.1 million (US$20.9 million) from RMB596.7 million for the same period of 2021.The decrease was primarily due to the significant drop in revenue for both new property and resale property transaction services, which resulted in a decrease in the commission fees payable to agents for their services.

2

GROSS PROFIT AND GROSS MARGIN

Gross profit for the six months ended June 30, 2022 decreased by 95.1% to RMB4.7 million (US$0.7 million) from RMB95.8 million for the same period of 2021. Gross margin for the six months ended June 30, 2022 decreased to 3.2% from 13.8% for the same period of 2021. The decrease was mainly because: i) we strategically adjusted our new property business scale and resale property to avoid further losses due to continuous downturn of real estate transactions market, and ii) the development of other value added services offered to various platform participants with higher gross profit margins has not yet reached a scale, so its contribution to our gross profit is currently limited.

OPERATING EXPENSES

Operating expenses for the six months ended June 30, 2022, which included share-based compensation expenses of RMB9.2 million (US$1.4 million), decreased by 47.0% to RMB182.90 million (US$27.3 million) from RMB345.4 million of the same period of 2021, which included share-based compensation expenses of RMB23.0 million.

•	Sales and marketing expenses for the six months ended June 30, 2022 decreased to RMB8.8 million (US$1.3 million) from RMB51.0 million for the same period of 2021. The decrease was primarily due to the optimization of the sales department composition, the reduced spending on marketing activities related to new property transaction services, and reduced scale of the resale property transactions.

•	Product development expenses for the six months ended June 30, 2022 were RMB39.8 million (US$5.9 million) compared to RMB101.7 million for the same period of 2021. The decrease was attributable to the decreases in personnel-related expenses following the Company’s decision to significantly cut investments in research and development for resale property business.

•	General and administrative expenses for the six months ended June 30, 2022 were RMB134.3 million (US$20.1 million) compared to RMB192.7 million for the same period of 2021. The decrease was mainly due to: i) the decrease in provision of impairment of certain assets, such as accounts receivable due from developers, other accounts receivable of project deposits and short-term investments, and ii) the actions that the Company has taken to improve operating efficiency, including the action to reduce redundant positions, due to the expected continuation of the current market condition in the foreseeable future.

NET LOSS

Net loss for the six months ended June 30, 2022 was RMB192.1 million (US$28.7 million), compared to a net loss of RMB243.9 million for the same period of 2021.

3

Non-GAAP net loss for the six months ended June 30, 2022 was RMB182.9 million (US$27.3 million), compared to non-GAAP net loss of RMB220.9 million for the same period of 2021.

NET LOSS PER ADS

Basic and diluted net loss per American Depositary Share (“ADS”) for the six months ended June 30, 2022 were both RMB36.08 (US$5.39). In comparison, the Company’s basic and diluted net loss attributable to ordinary shareholders per ADS for the same period of 2021 were both RMB43.80. Each ADS represents 375 of our Class A ordinary shares.

Liquidity

As of June 30, 2022, the Company had cash and cash equivalents, restricted cash, and short-term investments of RMB278.1 million (US$41.5 million), short-term bank borrowings of RMB84.8 million (US$12.7 million), and un-utilized bank facilities of RMB30.0 million (US$4.5 million). For the six months ended June 30, 2022, net cash used in operating activities was RMB45.7 million (US$6.8 million).

Exchange Rate

This press release contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollar, in this press release, were made at a rate of RMB6.6981 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on June 30, 2022. The Company makes no representation that the Renminbi or U.S. dollar amounts referred could be converted into U.S. dollar or Renminbi, as the case may be, at any particular rate or at all.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release presents non-GAAP loss from operations, non-GAAP operating margin, non-GAAP net loss and non-GAAP net margin by excluding share-based compensation expenses from loss from operations and net loss. The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The Company believes these non-GAAP financial measures are important to help investors understand the Company’s operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess the Company’s core operating results, as they exclude certain expenses that are not expected to result in cash payments. Using the above non-GAAP financial measures has certain limitations. Share-based compensation expenses have been and will continue to be incurred in the future and are not reflected in the presentation of the non-GAAP financial measures, but should be considered in the overall evaluation of the Company’s results. These non-GAAP financial measures should be considered in addition to financial measures prepared under GAAP, but should not be considered a substitute for, or superior to, financial measures prepared under GAAP. The Company compensates for these limitations by reconciling these non-GAAP financial measures to the most directly comparable U.S. GAAP measures, which should be considered when evaluating the Company’s performance. Reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure is set forth at the end of this release.

4

About FangDD

Fangdd Network Group Ltd. (Nasdaq: DUO) is a leading property technology company in China, operating one of the largest online real estate marketplaces in the country. Through innovative use of mobile internet, cloud, big data, artificial intelligence, among others, FangDD has fundamentally revolutionized the way real estate transaction participants conduct their business through a suite of modular products and solutions powered by SaaS tools, products and technology. For more information, please visit http://ir.fangdd.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “aim,” “anticipate,” “believe,” “estimate,” “expect,” “hope,” “going forward,” “intend,” “ought to,” “plan,” “project,” “potential,” “seek,” “may,” “might,” “can,” “could,” “will,” “would,” “shall,” “should,” “is likely to” and the negative form of these words and other similar expressions. Among other things, statements that are not historical facts, including statements about FangDD’s beliefs and expectations, the business outlook and quotations from management in this announcement, as well as FangDD’s strategic and operational plans, are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following. The general economic and business conditions in China may deteriorate. The growth of Internet and mobile user population in China might not be as strong as expected. FangDD’s plan to attract new and retain existing real estate agents, expand property listings, develop new products and increase service offerings might not be carried out as expected. FangDD might not be able to implement all of its strategic plans as expected. Competition in China may intensify further. All information provided in this press release is as of the date of this press release and are based on assumptions that the Company believes to be reasonable as of this date, and FangDD undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

FangDD

Ms. Linda Li

Director, Capital Markets Department

Phone: +86-0755-2699-8968

E-mail:ir@fangdd.com

5

Fangdd Network Group Ltd.

SELECTED UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS DATA

(All amounts in thousands of Renminbi, except for share and per share data)

	As of December 31,	As of June 30,
	2021	2022
Assets
Current assets
Cash and cash equivalents	492,107	239,231
Restricted cash	24,131	34,709
Short-term investments	6,150	4,150
Accounts receivable, net	884,740	677,902
Prepayments and other current assets	220,171	178,680
Inventory	-	10,969
Total current assets	1,627,299	1,145,641

Total assets	1,912,983	1,372,366

LIABILITIES
Current liabilities
Short-term bank borrowings	134,780	84,780
Accounts payable	1,175,943	913,109
Customers’ refundable fees	30,997	40,430
Accrued expenses and other payables	238,198	170,094
Income taxes payable	813	4,721
Total current liabilities	1,580,731	1,213,134

Total liabilities	1,609,306	1,242,047

Total Fangdd Network Group Ltd. shareholders' equity	313,259	134,780
Non-controlling interests	(9,582)	(4,461)
Total equity	303,677	130,319

Total liabilities and equity	1,912,983	1,372,366

6

Fangdd Network Group Ltd.

SELECTED UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) DATA

(All amounts in thousands, except for share and per share data)

	For the Six Months Ended June 30,
	2021	2022
Revenue	692,460	144,834
Cost of revenues	(596,655)	(140,128)
Gross profit	95,805	4,706

Operating expenses:
Sales and marketing expenses	(50,995)	(8,802)
Product development expenses	(101,743)	(39,797)
General and administrative expenses	(192,677)	(134,300)
Total operating expenses	(345,415)	(182,899)

Loss from operations	(249,610)	(178,193)

Net loss	(243,867)	(192,100)
Net loss attributable to minority shareholders	9,650	(4,745)
Net loss attributable to ordinary shareholders	(234,217)	(196,845)

Net loss	(243,867)	(192,100)
Other comprehensive (loss) income
Foreign currency translation adjustment, net of nil income taxes	(3,915)	9,159
Total comprehensive loss, net of income taxes	(247,782)	(182,941)
Total comprehensive loss attributable to minority shareholders	9,650	(4,745)
Total comprehensive loss attributable to ordinary shareholders	(238,132)	(187,686)

Net loss per share
- Basic	(0.12)	(0.10)
- Diluted	(0.12)	(0.10)
Net loss per ADS
- Basic	(43.80)	(36.08)
- Diluted	(43.80)	(36.08)
Weighted average number of ordinary shares used in computing net loss per share, basic and diluted
- Basic	2,005,851,928	2,046,388,131
- Diluted	2,005,851,928	2,046,388,131

7

Reconciliation of GAAP and Non-GAAP Results

(All amounts in thousands, except for share and per share data)

	For the Six Months
	Ended June 30,
	2021		2022
GAAP loss from operations	(249,610)		(178,193)
Share-based compensation expenses	22,956		9,207
Non-GAAP loss from operations	(226,654)		(168,986)

GAAP net loss	(243,867)		(192,100)
Share-based compensation expenses	22,956		9,207
Non-GAAP net loss	(220,911)		(182,893)

GAAP operating margin	(36.05%	)	(123.03%	)
Share-based compensation expenses	3.32%		6.36%
Non-GAAP operating margin	(32.73%	)	(116.68%	)

GAAP net margin	(35.22%	)	(132.63%	)
Share-based compensation expenses	3.32%		6.36%
Non-GAAP net margin	(31.90%	)	(126.28%	)

8